UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 19, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: DEALING IN SECURITIES BY THE INTERIM CHIEF FINANCIAL OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALING IN SECURITIES BY THE INTERIM CHIEF FINANCIAL OFFICER OF ANGLOGOLD ASHANTI
LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Interim Chief Financial Officer has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.

Details of the transactions are provided below:
Name of Interim Chief Financial Officer Ian Kramer
Name of company AngloGold Ashanti Limited
Date of transaction 18 August 2022
Nature of transaction On-market sale of shares
Class of security Ordinary shares
Number of shares sold 1,500
Price per share R255.00
Value of transaction (excluding fees) R382,500.00
Nature and extent of interest Direct, Beneficial
Prior clearance to deal Obtained
Name of Interim Chief Financial Officer Ian Kramer
Name of company AngloGold Ashanti Limited
Date of transaction 18 August 2022
Nature of transaction Exercise of share options
Class of security Ordinary shares
Number of shares 500
Price per share R254.3631
Value of transaction (excluding fees) R122,681.55
Number of shares 938
Price per share R254.2044
Value of transaction (excluding fees) R238,443.73

Nature and extent of interest Direct, Beneficial
Prior clearance to deal Obtained

ENDS
19 August 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2022
By: /s/    LM GOLIATH
Name: LM Goliath
Title: Company Secretary
AngloGold Ashanti Limited